Sen-Jam Pharmaceutical
Executive Summary
Q4-2021

Sen-Jam Pharmaceutical's mission is to improve societal wellbeing by developing therapeutics that are safe, efficacious, and accessible by all. We bring a simplistic approach to rapidly developing and deploying therapeutics for large unmet needs, using the 505b2 pathway for accelerated approval. We have 25 patents and patents pending. Our business model is to sell or license our assets to a commercial partner as we advance through the regulatory process.

Sen-Jam is pursuing products to disrupt pain & inflammation. Our 3 lead drugs are at varying stages of development and include: COVID-19 Therapeutic, Alcohol Hangover Prevention Therapeutic, and Opioid Withdrawal Therapeutic.

COVID-19 Therapeutic (SJP-002C):
Coronaviruses, including COVID-19, are going to be around for a while. Introducing a simple and cost effective therapeutic to the mix of currently available treatments, will help prevent disease worldwide. SJP-002C, is a combination of 2 safe drugs, administered orally, providing antiviral activity and more importantly broad spectrum anti-inflammatory capabilities to prevent the progression of mild to moderate COVID from progressing to hospitalization and preventing cytokine storm. Patent(s) pending US and WIPO (PCT), not published.

In-vitro study results **published** showing greater then 90% viral load reduction.

Recent Activity: Partnered with Duke University Medical School/Duke-National University Singapore Medical School to begin dosing patients in a Phase II Clinical Trail (NCT05007522) on December 1st, 2021 in Kathmandu, Nepal.

Alcohol Hangover Prevention Therapeutic (SJP-001):
Relief will soon arrive! There are 3 Billion hangovers a year in the US, while most people suffer alcohol's effects even when drinking moderately, studies have shown the economic impact of alcohol hangovers cost society $180B annually in lost productivity. Our therapeutic, when taken just prior to drinking, reduces the inflammation and subsequent pain commonly referred to as hangover. Individuals wake up, feeling refreshed and productive. SJP-001 will be the first FDA approved OTC product for the prevention of alcohol hangover. US patent granted (**US10420756B2**) and we have an open IND to begin our FDA Phase I/II Clinical Trail (**NCT03183297**). Patents Pending for **Europe**, **Canada**, **Mexico**, **Brazil**, **South Korea**, **China**, **New Zealand**, & **Israel**.

Pre-clinical study in humans **published** showing efficacy with statistical significance.

SJP-001 - US Market Analysis & Asset Valuation

Recent Activity: Patents granted for Japan, Australia and South Africa. Selected CRO to begin FDA Phase I/II Clinical Trial.

Opioid Withdrawal Therapeutic (SJP-005):
The US is still in search of an agent to address the Opioid Epidemic. Our therapeutic can be safely administered by a primary care physician to reduce the painful and inflammatory effects

of opioid withdrawal. Our therapeutic combines a non-opioid pain reliever, ibuprofen (a non-steroidal anti-inflammatory) with a GI protecting agent, ketotifen, that can also cross into the central nervous system to reduce inflammation. Individuals who may be trying to reduce their daily opioid consumption will have reduced pain and less opioid craving. Patents Pending for **US**, **Europe**, **Canada**, & **Australia**.

In-vivo study results **published** showing 50% reduction in withdrawal signs and duration.

In-vivo study results **published** showing Comparison of the Antinociceptive Properties.

SJP-005 - US Market Analysis & Asset Valuation

Recent Activity: Restarting off-label "Proof of Concept" with Suboxone administering physician.

Sen-Jam's leadership team uses the best and brightest to execute our Strategic Plan, resulting in improving the lives of others while maximizing shareholder value. Join us…


Sen-Jam Pharmaceutical
Projected Valuation
Valuation (Million)
800
700
600
500
400
300
200
100
0
2020
2021
2022
2023
2024

Corporate Communications:

- **Website**
- **Pitch Deck**
- **Video**

Recent Activity/Highlights:

European Patent Office (10/1) – SJP-001 (Hangover Prevention) – **Intent to Grant EU Patent**
Press release (10/12) **Sen-Jam Pharmaceutical Planning to Trial Oral COVID Therapy**
Real Leaders Podcast (10/23) – **EP. 218 Reducing the COVID-19 Cytokine Storm**
Presenting at Life Sciences Summit (11/7-8), **The Future of Treatment for COVID-19**

Sen-Jam Pharmaceutical
Executive Summary
Q4-2021

Additional Assets in various stages of development:

Upper Respiratory Infection (SJP-002)

US Patent Pending **20200297707A1** for Methods and Composition to Inhibit Symptoms Associated with Viral Upper Respiratory Tract Infections

Vaccine Administration (SJP-003)

*US Patent No. **10874653** for Methods and Compositions to Inhibit Adverse Effects of Vaccinations

Enteropathic Arthritis (SJP-004)

*US Patent No. **10765630** for Methods and Compositions to Treat Enteropathic Arthritis

Opioid Dependence (SJP-006)

*US Patent No. **10675261B2** for Methods and Compositions to Inhibit Dependence on Opioids

Patents Pending for **Europe**, **Canada**, & **Australia**

Opioid Tolerance (SJP-007)

*US Patent No. **11,129,803B2** for Methods and Compositions to Inhibit Tolerance to Opioids

Professional Service Partners:

Investor Story Vault – The Main Stage
Legal – Corporate & Intellectual Property – Morgan Lewis and Bockius
Accounting – Sobel & Company

"Disrupting Pain & Inflammation is *what* we do. Improving the Wellbeing (Comfort, Health, & Happiness) of others is *why* we do it!" – Sen-Jam Pharmaceutical

For questions regarding our platform, drug development plan, or investment opportunities please contact Jim at jiversen@sen-jam.com.

SEN-JAM PHARMACEUTICAL